Via Facsimile and U.S. Mail
Mail Stop 6010
								September 21, 2005

Mr. Bruce Mogel
Chief Executive Officer
Integrated Healthcare Holdings, Inc.
695 Town Center Drive
Suite 260
Costa Mesa, CA  92626

Re:	Integrated Healthcare Holdings, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
Form 8-K/A Dated March 3, 2005
Filed June 8, 2005
	File No. 0-23511

Dear Mr. Mogel:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the audit report of Ramirez International Financial & Accounting Services, Inc. relied on the report of another auditor for financial information as of and through June 30, 2003. Please file this audit report as required by Rule 2-05 of Regulation S-X.

Form 8-K/A filed June 8, 2005

Exhibit 99.12:  Unaudited Pro Forma Condensed Consolidated
Financial
Statements of IHHI

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Information

2. Please revise your footnotes to clearly disclose the amounts of
each individual adjustment and how you determined them.   Further,
disclose each pro forma adjustment separately on the face of the pro forma financial statements rather than combining several pro forma adjustments in one amount. For example, please refer to your pro forma adjustments to "Current portion of debt & capital leases" and
"Accumulated (deficit) earnings" on the face of the pro forma condensed consolidated balance sheet.

3. Please refer to footnote one. You disclose that IHHI assumed capital lease obligations but your purchase price allocation does not include these assumed liabilities. Please revise your purchase price allocation to include liabilities assumed or tell us why liabilities assumed were omitted from your purchase price allocation.

4. Please refer to footnote four. Please tell us why you depreciate buildings over the 25 year lease term and your consideration of the right to renew the lease for an additional 25 years. We note that you consolidate the buildings owned by PCHI and that Tenet assigned these buildings up to a 40 year life as disclosed in the Note 1e of the acquisition financial statements.

5. Please refer to footnote seven. It appears that pro forma adjustment seven includes adjustments to the historical statement of operations of Tenet Hospitals. Please reinstate these historical amounts or disclose, and explain to us, how these pro forma adjustments are directly related to the transaction and factually supportable.

6. It appears that pro forma adjustment eight for warrants issued will not have a continuing impact on operations. Please remove this adjustment and indicate in your footnote disclosure that this charge was not considered in the pro forma condensed statement of operations or explain to us how this adjustment complies with Article 11 of Regulation S-X. Please refer to Rules 11-02(b)(5) and 11-02(b)(6) of
Regulation S-X.

Form 10-Q for the six months ended June 30, 2005

Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 5

7. Please revise your 2005 Forms 10-Q to remove the $5 million proceeds of the sale property as an investing activity or tell us why it is appropriate. It appears that this item should be eliminated in consolidation against the corresponding asset purchase on the books of PCHI. In addition, please revise your Liquidity and Capital Resources disclosure in MD&A, as appropriate.

Note 1: Summary of Significant Accounting Policies, page 6

Company Operations, page 7

8. We note that you acquired four separate hospitals from Tenet and that separate financial information was disclosed for each of these hospitals in your Form 8-K/A filed June 8, 2005. Please revise your
2005 Forms 10-Q to include segment reporting disclosures required by
SFAS 131 or explain to us why each of these hospitals are not reportable segments under paragraph 16 of SFAS 131. Disclose, and explain to us, any operating segments aggregated using the criteria of paragraph 17 of SFAS 131.

Net Patient Service Revenue, page 8

9. Please revise the disclosure in your 2005 Forms 10-Q regarding discounts for retroactively cost-based revenues to indicate the magnitude of these revenues. You disclose that these revenues were prevalent in prior periods. As you recently acquired your hospitals from Tenet it is not clear how significant these revenues are to your current operations.






Medical Claims Incurred but not Reported, page 11

10. Please tell us and revise your disclosure, as appropriate:

* The nature of your contractual obligations to various HMOs;
* What you receive from the HMOs in return for your obligation;
* Whether you earn service revenues from patients of these HMOs;
and
* How you account for all revenues and expenses under your contractual relationship.

Please ensure that you reference all applicable accounting guidance in your response to the last bullet.

Note 2:  Acquisition, page 13

11. It does not appear that you identified any intangible assets or goodwill in your purchase price allocation. Please tell us how you applied the guidance provided in paragraphs 35, 37, 39 and 44 of SFAS
141.

12. Please revise your 2005 Forms 10-Q to provide the 2004 interim pro forma disclosures required by 58b of SFAS 141 or explain to us why you cannot provide this information even though you have provided
2004 annual financial results of the acquired hospitals.

Note 4:  Common Stock, page 14

13. Please revise your 2004 Form 10-KSB and your 2005 Forms 10-Q to clarify the apparent disparity between the share prices inherent in the Stock Purchase Agreement. It is unclear why 102.6 million shares were issued for $10.1 million and an additional 5.4 million shares were issued for $20 million.

14. Please tell us how the placement of 57.25 million shares into an escrow account impacted the shares used in your loss per share computation under SFAS 128. In your response, please specifically address the guidance provided in paragraph 10 of SFAS 128.

Note 5:  Common Stock Warrants, page 15
15. We note the potential variability in the ultimate number of shares exercisable under the warrants resulting from the limit of 24.9% of your fully-diluted capital stock. Please tell us your consideration of accounting for these warrants as a derivative financial instrument under SFAS 133.

16. You disclose that the warrants were issued as part of the restructuring agreement associated with the initial funding arrangement for your hospital acquisition. It appears that the holders have no continuing performance obligation associated with the exercise of the warrants. Please tell us your basis under GAAP for deferring a portion of the warrant value. In your response please specifically address why you have not recorded the fair value of the expected warrants to be issued as a charge to earnings on the date of issuance. Please reference the authoritative literature you relied upon to support your accounting.

17. We note that you effectively recorded the fair value of the warrants issued in January 2005 at approximately $0.375 per share. Please tell us the following information to clarify how the fair value of the warrants was determined:
a. Please explain how you determined the fair value per share of approximately $0.375 when the intrinsic value appears to be at least
$0.62 per share. We note that your closing stock price on January
27,
2005 was $0.77 and that the highest possible exercise price is
$0.15
per share.
b. Please explain to us how you were able to estimate the expected warrant life at between two and two and one-half years.
c. Please tell us the comparable companies you used to determine your expected volatility. In your response please provide for each company:
* the number of hospitals and beds operated
* years as a publicly held company
* historical volatility over two years, two and one-half years and three and one-half years.

Note 8:  Income Taxes, page 19

18. Please revise your 2005 Forms 10-Q to quantify the individual amounts in your statutory rate reconciliation as required by paragraph 47 of SFAS 109 and disclose the components of your net deferred tax assets and valuation allowance as required by paragraph
43 of SFAS 109.

19. You disclose that you are currently assessing the potential impact of the taxable event related to your sale of membership
interest in PCHI.   Please revise your 2005 Forms 10-Q to quantify
the potential impact of the 2005 taxable event and the amount of the tax provision recorded in 2005. If no tax provision was recorded, please disclose, and explain to us, why this taxable event does not result in a provision for income taxes.






Management`s Discussion and Analysis, page 23

Critical Accounting Policies and Estimates, page 24

20. We believe your disclosures should include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. Your disclosures should not duplicate accounting policy disclosures from your financial statement footnotes and should provide investors with a full understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For each of your critical accounting policies, please revise your 2005 Forms 10-Q to disclose the uncertainties in applying these critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Contractual Obligations

21. Please revise your 2005 Forms 10-Q to disclose the material changes to your contractual obligations during the interim periods.
Please refer to Instruction 7 to Rule 303(b) of Regulation S-K. Please consider a table of contractual obligations as required by Rule 303(a)(5) of Regulation S-K due to the significant changes to your contractual obligations since the end of 2004.

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31,
2005 and June 30, 2005 and Form 8-K/A filed June 8, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Bruce Mogel
Integrated Healthcare Holdings, Inc.
September 21, 2005
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